Exhibit 99.4

Top KingWin Ltd Announces $1,000,000 Convertible Promissory Note Offering and Up to $28,500,000 Additional Note Offering

Shenzhen, China, Feb. 19, 2025 (GLOBE NEWSWIRE) -- Top KingWin Ltd (“Top KingWin” or the “Company”) (Nasdaq: WAI) today announced that on February 18, 2025, it entered into a securities purchase agreement (the “SPA”) to issue a convertible note in the original principal amount of $1,000,000 (the “Note”) to an institutional investor (the “Purchaser”), convertible into its class A ordinary shares, par value of $0.0001 per share (the “Ordinary Shares”), for gross proceeds of $900,000 (the “Offering”).

R.F. Lafferty & Co., Inc. acted as the Company’s exclusive placement agent for this Offering.

The Note bears interest at a rate of 11.75% per annum, subject to adjustment from time to time in accordance with the terms of the Note. All outstanding principal and accrued interest on the Note will become due and payable twelve months after the issuance of the Note (“Issuance Date”), and the Purchaser has the option to extend the maturity term for another twenty-four months upon mutual agreement of the Company and the Purchaser. The Note includes an original issue discount of 10%. The Company may not prepay any portion of the outstanding principal, accrued and unpaid interest or accrued and unpaid late charges on principal and interest, if any. At any time after the Issuance Date, the Note is convertible into validly issued, fully paid and non-assessable Ordinary Shares, on the terms and conditions set forth in the Note. Upon the occurrence of an Event of Default, as defined in the Note, the Purchaser may require the Company to redeem all or any portion of the Note by delivering written notice thereof.

The Note will be issued to the Purchaser upon satisfaction of all closing conditions. The issuance of the Ordinary Shares issuable upon conversion of the Notes is pursuant to a shelf registration statement on Form F-3, as amended (File No. 333-283030), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on February 13, 2024.

Subject to the terms and conditions set forth in the SPA, the Purchaser and the Company plan to participate in seven additional tranches of closings for the purchase by such Purchaser, and the sale by the Company, including (i) six tranches of a Note (or Notes) in an aggregate original principal amount of up to $4,000,000 each, and (ii) one tranche of a Note (or Notes) in an aggregate original principal amount of up to $4,500,000, as set forth in the Schedule of Buyers to the SPA, with the aggregate original principal amount of these additional closings up to $28,500,000.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Top KingWin Ltd

Top KingWin’s main clients are entrepreneurs and executives in small and medium-sized enterprises in China. Services provided by Top KingWin to its clients including (i) corporate business training services, which mainly focus on providing training services of advanced knowledge and new perspectives on the capital markets, (ii) corporate consulting services, which mainly focus on providing a combination of customized corporate consulting services to fulfill client’s unique financial needs, and (iii) advisory and transaction services, which mainly focus on connecting entrepreneurs and businesses with diversified sources of capital. Its mission is to provide comprehensive services to address clients’ needs throughout all phases of their development and growth.

Forward-Looking Statements

This press release contains forward-looking statements. All statements other than statements of historical fact in this press release are forward-looking statements, including but not limited to, the use of proceeds from the Company’s offering, the intent, belief or current expectations of Top KingWin and members of its management, as well as the assumptions on which such statements are based. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the SEC.

For more information, please contact:

Bonnie

Email: IR@tcjhgw.cn